Network 1 Financial Securities, Inc.

The Galleria, Building 2

2 Bridge Avenue
Red Bank, NJ 07701

September 1, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Laura Nicholson, Special Counsel

Re:	Alliance MMA, Inc.

Registration Statement on Form S-1 (File No. 333-213166)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Act”), Network 1 Financial Securities, Inc. (the “Selling Agent”) wishes to advise you that in connection with the above-referenced Registration Statement no copies of any Preliminary Prospectus were distributed to any person.

In accordance with Rule 461 of the Act, we hereby join in the request of Alliance MMA, Inc. to accelerate effectiveness of the above-referenced Registration Statement to September 2, 2016 at 2:00 p.m. Eastern Time, or as soon as practicable thereafter.

Very truly yours

Network 1 Financial Securities, Inc.

By:  /s/ Damon D. Testaverde

Name: Damon D. Testaverde

Title:   Managing Director